

Samir Varma · 3rd

Owner and Managing Partner at VS Asset Management, LLC

Greenwich, Connecticut, United States · **Contact info**

500+ connections

 Palm Energy Systems

 The University of Texas at Austin

Experience



Co-Founder and Chairman
Palm Energy Systems
Jun 2020 – Present · 1 yr 4 mos
Greenwich, Connecticut, United States



Owner and Managing Partner
VS Asset Management, LLC · Full-time
Sep 2001 – Present · 20 yrs 1 mo
Greenwich, Connecticut, United States

Hedge Fund



Owner
Chaos Systems, LLC
May 1997 – Present · 24 yrs 5 mos

Futures Trading



Managing Member
TekVest Startup Fund, LLC
Dec 2012 – Present · 8 yrs 10 mos
Cos Cob, CT

TekVest Startup Fund is an Angel Investor in Startup Companies. It is a new fund founded by a group of experienced entrepreneurs and professionals. Its aim is to provide funding, guidance, mentoring and contacts to entrepreneurs with promising ideas. We intend to take an active role in helping our portfolio companies succeed. ...see more



Executive Chairman and Chief Scientist
applango
Dec 2012 – Present · 8 yrs 10 mos
Raanana, Israel

Applango provides an Enterprise Platform to allow IT to monitor SaaS Applications. Applango's solution monitors SaaS application usage at a deep and granular level by tracking individual objects. This information helps IT with SaaS adoption, user-training and spend optimization. Applango's experienced Data Scientists analyze this data for additior ...see more

Show 5 more experiences ⌄

Education



The University of Texas at Austin
Ph.D., Theoretical Particle Physics
1988 – 1993



Columbia University in the City of New York
1988, Electrical Engineering
1984 – 1988



Modern School
1972 – 1984